January 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Jason Drory

Re:	MetaVia Inc.

Registration Statement on Form S-1

File No. 333-292581

Filed on January 5, 2026

Ladies and Gentlemen:

Reference is made to our letter, filed as a correspondence via EDGAR on January 5, 2026, in which we requested the acceleration of the effective date of the above referenced Registration Statement for January 7, 2026, at 5:30 PM Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this date and time, and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Phillip D. Torrence of Honigman LLP by telephone at (269) 337-7702 or Joshua W. Damm of Honigman LLP by telephone at (313) 465-7714 with any questions.

Sincerely,

MetaVia Inc.

/s/ Hyung Heon Kim
Hyung Heon Kim
President, Chief Executive Officer and Director

cc:	Marshall Woodworth, Chief Financial Officer

MetaVia Inc.

Phillip D. Torrence, Esq.

Joshua W. Damm, Esq.

Honigman LLP